EXHIBIT (12)
The Procter & Gamble Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years ended June 30
Amounts in millions	2018	2017	2016	2015	2014
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$13,285	$13,233	$13,356	$11,009	$13,492
Fixed charges (excluding capitalized interest)	676	640	778	842	928
TOTAL EARNINGS, AS DEFINED	$13,961	$13,873	$14,134	$11,851	$14,420

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$560	$521	$634	$693	$789
1/3 of rental expense	111	118	144	166	174
TOTAL FIXED CHARGES, AS DEFINED	$671	$639	$778	$859	$963

RATIO OF EARNINGS TO FIXED CHARGES	20.8x	21.7x	18.2x	13.8x	15.0x